Exhibit 99.2

Cascades renews its Normal Course Issuer Bid

Kingsey Falls, March 13, 2015 - Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 17, 2015 and will not continue beyond March 16, 2016. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 942,194 Common Shares which represents approximately 1% of the 94,219,380 issued and outstanding Common Shares as of February 27, 2015. Since March 1st, 2014, Cascades purchased 77,400 Common Shares at an average weighted cost of $5.93.

The average daily trading volume of Cascades’ Common Shares was 199,342 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 49,835 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs close to 11,000 men and women, who work in over 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations and Business Strategy Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Website: www.cascades.com

Green by Nature Blog: http://blog.cascades.com

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